UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Extends Leadership in Mobile Broadband with Enhanced 5G/4G Embedded Module Portfolio

Significant investment in new 5G, LTE Cat-20 and Cat-7 products reinforces Sierra Wireless commitment to customers in the Embedded Broadband market

VANCOUVER, British Columbia--(BUSINESS WIRE)--February 24, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced an expanded portfolio of mobile broadband embedded modules for mobile computing, routers, gateways, industrial automation, and new IoT applications, such as robotics, drones and private networks. Sierra Wireless’ 5G and 4G LTE products will power next-generation devices that enable high-bandwidth, low-latency applications, including enterprise networking, edge processing, live streaming, video security, e-gaming, smart factories, robotics, virtual reality and machine learning.

Jason Krause, COO, Sierra Wireless, said: “Sierra Wireless’ mission is to enable digital transformation across industries worldwide and drive trends from robotics to video streaming to Industry 4.0 applications. As the leader in embedded modules, this significant investment in 5G and 4G LTE solutions reaffirms our commitment to the Embedded Broadband market and long-term Sierra Wireless customers, such as Cisco, Cradlepoint, and Panasonic.”

Sierra Wireless’ first-to-market 5G EM919x and 4G LTE Cat-20 EM769x embedded modules are sampling now to OEMs and system integrators requiring secure connectivity and the highest possible speeds to deploy cellular on their mobile computing, networking and IoT platforms worldwide. Built on the Qualcomm® Snapdragon™ X55 5G Modem-RF System, the new EM919x standards-based M.2 modules support 5G NR mmWave, 5G NR sub-6 GHz and LTE technologies globally, as defined by the 3GPP Release 15 standard.

Gautam Sheoran, senior director, product management, Qualcomm Technologies, Inc., said: “Qualcomm Technologies and Sierra Wireless have a long history of collaboration to deliver new, cutting-edge wireless technologies that deliver innovation and drive a variety of use cases. With this announcement, Sierra Wireless is enabling its customers to attain high-speed 5G performance with the Snapdragon X55, as well as the ability to utilize existing 4G networks through a wide variety of 4G LTE products.”

Sierra Wireless is also refreshing its 4G LTE products based on the Qualcomm® Snapdragon™ X16 LTE modem, which will allow customers to more cost-effectively utilize all the available high-speed 4G network bands, including those for CBRS in the U.S. and Private LTE applications. All devices are compatible with current Sierra Wireless EM/MC devices, with no changes required to the host design to speed time to market. The new EM/MC74x1 Cat-7 modules are a secure and cost-effective alternative to existing Sierra Wireless EM/MC745x Cat-6 modules. The devices are capable of 150Mb/s uplink, onboard image switching and secure boot. The portfolio includes:

  EM/MC7411 – M.2 form factor and mPCIe Minicard LTE Cat-7 supporting all North American carriers, CBRS and FirstNet™
  EM/MC7421 - M.2 form factor and mPCIe Minicard LTE Cat-7 supporting Europe and Asia-PAC carriers and Private LTE networks
  EM/MC7431 M.2 form factor and mPCIe Minicard LTE Cat-7 supporting all Japan carriers and Private LTE networks

Availability
Sierra Wireless 5G and Cat-20 modules are sampling now to enable OEM device development and will be generally available starting in Q3 2020. Sierra Wireless 4G LTE modules based on the Snapdragon X16 LTE modem will sample in Q2 2020, with general availability expected in Q3. For more information, visit: http://sierrawireless.com/emseries.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

  White papers: 5G for IoT? You’re Just in Time, Evaluation of LTE-M Towards 5G IoT Requirements
  Webinar: 5G for IoT: Beyond the Hype
  Blogs: Three Important Things OEMs Should Know When Planning a 5G Product, Seven Tips For Designing 5G NR mmWave Products, A Closer Look at the Five Waves of 5G
  Infographic: 5G Brings Evolutionary and Disruptive Changes in The IoT

Note to editors:
To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Qualcomm and Snapdragon are trademarks of Qualcomm Incorporated, registered in the United States and other countries.

Qualcomm Snapdragon is a product of Qualcomm Technologies, Inc. and/or its subsidiaries.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: February 24, 2020